                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-57138


PROSPECTUS SUPPLEMENT
MAY 20, 2002
(TO PROSPECTUS DATED AUGUST 8, 2001)

                                  $800,000,000

                                  [HERTZ LOGO]

                             THE HERTZ CORPORATION

                      7 5/8% SENIOR NOTES DUE JUNE 1, 2012
                            ------------------------

     The Notes will bear interest at an annual rate of 7 5/8%. We will pay interest on the Notes semiannually in arrears on June 1 and December 1 of each year, commencing December 1, 2002. Interest will accrue from the date of settlement, which is expected to be May 28, 2002. The Notes are redeemable at our option prior to their maturity at prices set forth in this prospectus supplement. See "Description of Notes -- Optional Redemption" and "-- Redemption for Tax Reasons." Unless earlier redeemed, the Notes will mature and be redeemed at their principal amount on June 1, 2012. The Notes will be offered and sold in multiples of U.S.$1,000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR THE LUXEMBOURG STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                              PER NOTE         TOTAL
                                                              --------      ------------
Price to Public.............................................   99.263%      $794,104,000
Underwriting Discount.......................................    0.425%      $  3,400,000
Proceeds to Hertz (before expenses).........................   98.838%      $790,704,000

                            ------------------------

     We have applied to list the Notes on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange.

     We expect that delivery of the Notes will be made to investors on or about May 28, 2002, only through The Depository Trust Company, Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, societe anonyme.

                             ---------------------

                          JOINT BOOK-RUNNING MANAGERS

BARCLAYS CAPITAL          DEUTSCHE BANK SECURITIES          SALOMON SMITH BARNEY

BANC OF AMERICA SECURITIES LLC
                  BANC ONE CAPITAL MARKETS, INC.
                                    BNP PARIBAS
                                                  JPMORGAN
                                                              SCOTIA CAPITAL

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-3
Capitalization..............................................   S-4
Use of Proceeds.............................................   S-4
Selected Consolidated Financial Data of the Corporation.....   S-5
Description of Notes........................................   S-7
Certain United States Tax Documentation Requirements........  S-13
United States Taxation of Non-United States Persons.........  S-14
Underwriting................................................  S-16
Listing and General Information.............................  S-18
Experts.....................................................  S-19

                            PROSPECTUS
Where You Can Find Additional Information...................     2
Forward-Looking Statements..................................     3
The Hertz Corporation.......................................     3
Ratio of Earnings to Fixed Charges..........................     4
Use of Proceeds.............................................     4
Certain Relationships.......................................     5
Description of Debt Securities..............................     5
Plan of Distribution........................................    19
Validity of Securities......................................    19
Experts.....................................................    19

                            ------------------------

     You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

     Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom and Japan, details of which are set out in "Underwriting" below. The distribution of this prospectus supplement and prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law. This prospectus supplement and prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them to subscribe for or purchase, any of the Notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See "Underwriting."

     In connection with this issue, the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Notes with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on the part of the underwriters to do this. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing, if any, shall be in compliance with all relevant laws and regulations.

     We have not authorized any offer of Notes to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended (the "Regulations"). Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations and the Financial Services and Markets Act 2000 (the "FSMA").

     The prospectus supplement and the prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to The Hertz Corporation (the "Corporation" or "Hertz"). We accept full responsibility for the accuracy of the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference herein and confirm, having made all reasonable inquiries, that to the best of our knowledge and belief there are no other facts the omission of which would make any statement herein and in the documents incorporated by reference misleading in any material respect.

     The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the accompanying prospectus.

     All references in this prospectus supplement to "U.S. dollars", "dollars", "U.S.$", or "$" are to the currency of the United States of America.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in or incorporated by reference in this prospectus supplement and the prospectus are "forward looking statements" under the Private Securities Litigation Reform Act of 1995. These statements give our current expectations or forecasts of future events and the future performance of the Corporation and do not relate directly to historical or current events or the historical or current performance of the Corporation. Most of these statements contain words that identify them as forward-looking, such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", or other words that relate to future events, as opposed to past or current events.

     Forward-looking statements are based on the then-current expectations, forecasts and assumptions of the Corporation's management and involve risks and uncertainties, some of which are outside of the Corporation's control, that could cause actual outcomes and results to differ materially from current expectations. These risks and uncertainties include, among other things, price and product competition, changes in general economic conditions in markets and countries where our customers reside and where we and our licensees operate, changes in capital availability or cost and other terms related to the acquisition and disposition of automobiles and equipment, and certain regulatory and environmental matters. Accordingly, there can be no assurance that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any projections will be realized. It is expected that there will be differences between projected and actual results.

     These forward-looking statements speak only as of the date of this prospectus supplement, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. We caution prospective purchasers not to place undue reliance on the forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements contained or incorporated by reference herein.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Corporation as of March 31, 2002 on an actual basis, and as adjusted to give effect to the offering of the Notes and the initial application of the proceeds of the offering to reduce other indebtedness.

                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
The Corporation's Debt:
  Notes payable including commercial paper, etc.............  $  681,467    $  190,763
  Promissory notes..........................................   4,590,590     4,290,590
  Notes offered hereby......................................          --       790,704
  Junior subordinated promissory notes......................     249,960       249,960
Debt of the Corporation's subsidiaries......................     961,259       961,259
                                                              ----------    ----------
     Total debt.............................................   6,483,276     6,483,276
                                                              ----------    ----------
Stockholder's Equity:
  Common stock, $0.01 par value, 3,000 shares authorized,
     100 shares issued......................................          --            --
  Additional capital paid-in................................     983,132       983,132
  Retained earnings.........................................   1,056,950     1,056,950
  Accumulated other comprehensive income....................    (109,208)     (109,208)
                                                              ----------    ----------
     Total stockholder's equity.............................   1,930,874     1,930,874
                                                              ----------    ----------
     Total capitalization...................................  $8,414,150    $8,414,150
                                                              ==========    ==========

There has been no material change in the capitalization of the Corporation other than in the normal course of its business since March 31, 2002 to the date of this prospectus supplement.

                                USE OF PROCEEDS

     The net proceeds (before expenses of the offering, other than underwriting discounts) of $790,704,000 from the sale of the Notes will be added to our general funds. We anticipate that the proceeds will be used for general corporate purposes. Initially, such proceeds will be used to reduce short-term borrowings, primarily commercial paper having an effective interest rate which we expect to range from approximately 2.0% to 2.5% and promissory notes maturing within 90 days with interest rates ranging from 6.7% to 7.0%.

            SELECTED CONSOLIDATED FINANCIAL DATA OF THE CORPORATION

     The following table presents selected consolidated financial information of the Corporation, which for each of the three month periods (other than the three-month ratio of earnings to fixed charges) has been extracted or derived from unaudited financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and which for each of the year-end periods (other than the year-end ratio of earnings to fixed charges) has been extracted or derived from the Corporation's audited financial statements for such years. The operating results for the three months ended March 31, 2002 and 2001 include all adjustments (consisting only of normal recurring adjustments) that the Corporation considers necessary for a fair presentation of the results for such interim periods. The interim results are not necessarily an indication of the results for the full year. The information in the table and notes thereto should be read in conjunction with the financial statements and the related notes thereto contained in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

                              THREE MONTHS ENDED
                                   MARCH 31,                                YEARS ENDED DECEMBER 31,
                           -------------------------   -------------------------------------------------------------------
                              2002          2001          2001          2000          1999          1998          1997
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                             (IN MILLIONS EXCEPT RATIOS)
INCOME STATEMENT DATA
REVENUES
Car rental...............  $     877.5   $     928.3   $   3,823.9   $   3,980.6   $   3,728.5   $   3,484.8   $   3,329.9
Industrial and
  construction equipment
  rental.................        196.2         228.7       1,003.4         969.6         842.9         631.3         444.5
Other(a).................         15.1          23.9          88.5         123.3         144.3         122.2         116.9
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total revenues.......      1,088.8       1,180.9       4,915.8       5,073.5       4,715.7       4,238.3       3,891.3
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
EXPENSES(b)
Direct operating.........        590.3         622.5       2,574.1       2,303.3       2,133.5       1,958.4       1,857.5
Depreciation of revenue
  earning equipment(c)...        352.9         333.1       1,462.3       1,323.5       1,228.0       1,068.4         971.2
Selling, general and
  administrative.........        119.7         129.3         472.0         451.0         452.4         439.8         417.1
Interest, net of interest
  income of $1.5, $2.8,
  $9.0, $13.5, $12.2,
  $11.5 and $13.8........         85.1         101.8         404.7         414.8         341.4         306.3         302.2
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total expenses.......      1,148.0       1,186.7       4,913.1       4,492.6       4,155.3       3,772.9       3,548.0
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  income taxes...........        (59.2)         (5.8)          2.7         580.9         560.4         465.4         343.3
Provision (benefit) for
  taxes on income(d).....        (11.1)         (1.9)        (20.6)        222.5         224.4         188.4         141.7
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)........  $     (48.1)  $      (3.9)  $      23.3   $     358.4   $     336.0   $     277.0   $     201.6
                           ===========   ===========   ===========   ===========   ===========   ===========   ===========
Ratio of earnings to
  fixed charges(e).......         0.48          0.95           1.0           2.1           2.3           2.2           1.9
                           ===========   ===========   ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA AT END
  OF PERIOD
Total assets.............  $  10,577.3   $  10,969.6   $  10,158.4   $  10,620.0   $  10,136.7   $   8,872.6   $   7,435.5
Total debt...............      6,483.3       6,932.8       6,314.0       6,676.0       6,602.2       5,759.8       4,715.7
Stockholders' equity.....      1,930.9       1,966.6       1,984.4       1,984.1       1,674.0       1,393.8       1,136.2
Ratio of total debt to
  stockholders' equity...          3.4           3.5           3.2           3.4           3.9           4.1           4.2

---------------
(a) Includes fees from licensees (other than expense reimbursement from licensees) and revenues from car leasing operations, claim management and telecommunications services. Certain foreign car leasing operations were transferred to an affiliated company on August 31, 2000.

(b) Certain prior year amounts have been reclassified to conform to the current year presentation.

(c) For 2001, 2000, 1999, 1998 and 1997, depreciation of revenue earning equipment includes a net loss of $1.6 million, and net gains of $54.5 million, $42.3 million, $24.0 million and $11.6 million, respectively, and for the three months ended March 31, 2002 and 2001 includes net gains of $3.2 million and $8.0 million, respectively, from the disposal of revenue earning equipment. Effective January 1, 2000, certain estimated useful lives being used to compute the provision for depreciation of revenue earning equipment used in the industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized upon disposal of the equipment. As a result of this change, depreciation of revenue earning equipment for the year 2000 decreased by $12.9 million.

(d) Includes benefits of $30.2 million in 2001 and $3.8 million in 2000 from various foreign tax credits.

(e) Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes. Fixed charges include interest charges (including capitalized interest) and the portion of rentals estimated to represent the interest factor. Results for the three months ended March 31, 2002 and 2001 were insufficient to cover fixed charges. The coverage deficiency was approximately $59.6 million and $6.1 million for the three months ended March 31, 2002 and 2001, respectively.

                              DESCRIPTION OF NOTES

GENERAL

     The Corporation will issue the Notes as a series of Senior Debt Securities under the Indenture, dated as of March 16, 2001 (the "Indenture") between the Corporation and The Bank of New York, as trustee (the "Trustee"). The Indenture is more fully described in the accompanying prospectus.

     The Notes will rank on a parity with other Senior Debt Securities of the Company. See "Description of Debt Securities -- General" in the accompanying prospectus.

     The Corporation may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, will constitute a single series of Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Notes.

INTEREST

     The Corporation will pay interest on the Notes at a rate of 7 5/8% per annum on June 1 and December 1 of each year, commencing December 1, 2002, to the persons in whose names the Notes were registered at the close of business on the May 15 or November 15 (whether or not a business day) immediately preceding the applicable interest payment date, subject to certain exceptions. The Notes will mature on June 1, 2012 but are redeemable at our option prior to their maturity at the redemption prices set forth below in "-- Optional Redemption" and "-- Redemption for Tax Reasons." The Notes will not have the benefit of any sinking fund. Holders of the Notes do not have any right to elect an early payment of the Notes. Any money paid by the Corporation to the Trustee or any paying agent for payment of principal of or interest on the Notes which remains unclaimed for two years will be repaid to the Corporation and thereafter the holders will look only to the Corporation for payment thereof as unsecured creditors.

     If any interest payment date would otherwise be a day that is not a business day, such interest payment date shall be the next succeeding business day. Business day means any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are not required or authorized by law, regulation or executive order to be closed. Notwithstanding anything above to the contrary, if the maturity date is not a business day, then the principal amount of the Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding business day and no interest shall accrue for the maturity date or any day thereafter.

OPTIONAL REDEMPTION

     The Corporation may redeem the Notes, in whole or in part, at its option at any time, at a redemption price equal to the greater of:

     (1) 100% of the principal amount of the Notes to be redeemed; and

     (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the Notes to be redeemed as described below, discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the adjusted Treasury rate described below plus 35 basis points.

     In either case, the redemption price will also include interest accrued to the date of redemption on the principal balance of the Notes being redeemed.

     The Corporation will use the following procedures to calculate the adjusted Treasury rate described in the previous paragraph. The Corporation will appoint as reference dealers Barclays Capital Inc., Deutsche Bank Securities Inc. and Salomon Smith Barney Inc., or their successors, and any three other nationally recognized securities firms that are primary U.S. government securities dealers in The City of New York. The Corporation will select one of these reference dealers to act as its quotation agent. If any of these firms ceases to be a primary dealer of U.S. government securities in The City of New York, the Corporation will appoint another nationally recognized securities firm as a substitute.

     The quotation agent will select a United States Treasury security that has a maturity comparable to the remaining maturity of the Notes and that would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of the

Notes. The reference dealers will provide the Corporation and the Trustee with the bid and asked prices in writing for that comparable United States Treasury security as of 3:30 p.m., New York time, on the third business day before the redemption date. The Trustee will calculate the mean of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations and then calculate the mean of the remaining reference dealer quotations. However, if the Trustee obtains fewer than four reference dealer quotations, it will calculate the mean of all the reference dealer quotations and not eliminate any quotations. The Corporation refers to this average quotation as the comparable Treasury price.

     The adjusted Treasury rate will be the rate per annum equal to the semiannual equivalent yield to maturity of the comparable United States Treasury security, assuming a price for the comparable United States Treasury security (expressed as a percentage of its principal amount) equal to the comparable Treasury price for such redemption date.

     The Corporation will mail notice of any redemption to you not less than 30 days and not more than 60 days before the redemption date. Unless the Corporation defaults in payment of the redemption price on the redemption date, interest will cease to accrue on the Notes or portions of Notes called for redemption on and after the redemption date. If we redeem less than all of the Notes, the Trustee will choose the Notes to be redeemed by any method that it deems fair and appropriate.

     In addition to the optional redemption of the Notes provided for above, we may redeem the Notes at a redemption price equal to their principal amount plus accrued and unpaid interest in the event of the occurrence of certain tax events, as described below under "-- Redemption for Tax Reasons".

BOOK-ENTRY SYSTEM

     The Notes will be offered and sold in principal amounts of U.S.$1,000 or multiples thereof. The Notes will be issued in the form of one or more fully registered global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository" or "DTC") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository or Euroclear Bank, as operator of the Euroclear System ("Euroclear"), or Clearstream Banking, societe anonyme (formerly Cedelbank) ("Clearstream, Luxembourg"), if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream, Luxembourg's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. JPMorgan Chase Bank will act as depositary for Euroclear, and Citibank, N.A. will act as depositary for Clearstream, Luxembourg (in such capacities, the "U.S. Depositaries"). Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Euroclear advises that it was created in 1968 to hold securities for its participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank (the "Euroclear Operator") under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

     Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant, either directly or indirectly.

     Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

     Holders of the Notes will be able to receive payments on, and effect transfers of, the Notes at the offices of Banque Generale du Luxembourg, or its successor as paying agent in Luxembourg with respect to the Notes. The Corporation has appointed Banque Generale du Luxembourg as paying agent and transfer agent in Luxembourg (the "Luxembourg Paying and Transfer Agent") with respect to the Notes in definitive form, and as long as the Notes are listed on the Luxembourg Stock Exchange, the Corporation will maintain a paying agent and transfer agent in Luxembourg and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. In addition, the Corporation will at all times appoint at least one paying agent located in a jurisdiction in the European Union which has opted for exchange of information, rather than withholding, pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive. See "-- Notice to Holders".

     When used with respect to any particular place of payment where the principal of and interest on the Notes are payable, "business day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment are authorized or obligated by law to be closed.

     Individual certificates in respect of Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If Euroclear, Clearstream, Luxembourg or DTC notifies the Corporation that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and in each case a successor clearing system is not appointed by the Corporation within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on the Corporation's becoming aware that DTC is no longer so registered, the Corporation will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery of such Global Notes for cancellation.

     Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Euroclear and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream, Luxembourg Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depository; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Clearstream, Luxembourg Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Notes received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream, Luxembourg Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or Clearstream, Luxembourg Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depository.

     Although the Depository, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     The Corporation will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes such additional amounts as are necessary in order that the net payment by the Corporation or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United

States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable, provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid U.S. federal income tax; or

             (d) being or having been a "10-percent shareholder" of the Corporation as defined in section 871(h)(3) of the U.S. Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Notes, if compliance is required by statute, by regulation of the U.S. Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or government charge that is imposed otherwise than by withholding by the Corporation or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Notes, if such payment can be made without such withholding by any other paying agent;

          (8) to any tax, assessment or governmental charge required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive; or

          (9) in the case of any combination of items (1), (2), (3), (4), (5),
     (6), (7) and (8).

     The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "-- Payment of Additional Amounts" and under the heading "-- Redemption for Tax Reasons" the Corporation shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "-- Payment of Additional Amounts" and under the headings "--Redemption for Tax Reasons", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia). "United States person" means any individual who is a citizen or resident of the United States, a corporation or partnership (or other entity treated as a partnership or corporation for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be a United States person. "Non-United States person" means a person who is not a United States person.

REDEMPTION FOR TAX REASONS

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States, or any change in, or amendments to official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, the Corporation becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or
(b) any act is taken by a taxing authority of the United States on or after the date of this prospectus supplement, whether or not such act is taken with respect to the Corporation or any affiliate, that results in a substantial probability that the Corporation will or may be required to pay such additional amounts, then the Corporation may, at its option, redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days' prior notice at a redemption price equal to 100% of their principal amount, together with interest accrued thereon but unpaid to the date fixed for redemption; provided that the Corporation determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless the Corporation shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and the Corporation shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion the Corporation is entitled to redeem the Notes pursuant to their terms.

APPLICABLE LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

NOTICE TO HOLDERS

     Notices to holders of the Notes will be published in newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of the Notes will generally be subject to the 30% U.S. federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

EXEMPTION FOR NON-UNITED STATES PERSONS (IRS FORM W-8BEN)

     A beneficial owner of the Notes that is a non-United States person (other than certain persons that are related to the Corporation through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under the "United States Taxation of Non-United States Persons -- Income and Withholding Tax" and persons described in the following paragraph) can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding). Copies of IRS Form W-8BEN may be obtained from the Luxembourg listing agent. If the information shown on Form W-8BEN changes, a new Form W-8BEN must be filed within 30 days of the change.

EXEMPTION FOR NON-UNITED STATES PERSONS WITH EFFECTIVELY CONNECTED INCOME (IRS FORM W-8ECI)

     A beneficial owner of the Notes that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on the Notes is effectively connected can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI (Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States).

EXEMPTION OR REDUCED RATE FOR NON-UNITED STATES PERSONS ENTITLED TO THE BENEFITS OF A TREATY (IRS FORM W-8BEN)

     A beneficial owner of the Notes that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form W-8BEN.

EXEMPTION FOR UNITED STATES PERSONS (IRS FORM W-9)

     A beneficial owner of the Notes that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

UNITED STATES FEDERAL INCOME TAX REPORTING PROCEDURE

     A beneficial owner of the Notes or its agent is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Notes. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream, Luxembourg as the holder of the Notes, the IRS Form must be provided to Euroclear or Clearstream, Luxembourg, as the case may be. Each other person through which the Notes are held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Notes, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Notes. For example, in the case of Notes held through Euroclear or Clearstream, Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(d)(B) of paragraph (i) under "United States Taxation of Non-United States
Persons -- Income and Withholding Tax", if a beneficial owner of the Notes provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Notes on its behalf.

     Each holder of the Notes that is not a United States person should be aware that if it does not properly provide the required IRS Form, or if the IRS Form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Notes may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from the Corporation described under the heading "Description of Notes -- Payment of Additional Amounts" with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder's United States federal income tax liability. The foregoing does not deal with all aspects of U.S. federal income tax withholding that may be relevant to non-United States holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of the Notes.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     Under U.S. federal tax law as of the date of this prospectus supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on the Notes that are beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x)(a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Corporation entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to the Corporation through stock ownership, (c) the beneficial owner is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986 and
     (d) either (A) the beneficial owner of the Notes certifies (generally on IRS Form W-8BEN) to the person otherwise required to withhold U.S. federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holder of the Notes certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt or reduced from U.S. federal withholding tax and the beneficial owner of the Notes or such owner's agent provides an IRS Form W-8BEN claiming the exemption or reduced tax rate; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Notes or such owner's agent provides an IRS Form W-8ECI, provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold U.S. federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge or reason to know that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or redemption of the Notes unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) the Notes owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to U.S. federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Corporation entitled to vote and the income on the Notes would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on the Notes that is effectively connected with the conduct of a trade or business in the United States by a holder of the Notes who is a non-United States person, although exempt from U.S. withholding tax, will be subject to United States income tax as if such interest were earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on the Notes and the proceeds of the sale of the Notes within the United States to non-corporate holders of the Notes, and "backup withholding" will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by the Corporation or a paying agent to a non-United States person on the Notes if, in the case of interest, the IRS Form described in clause (y) or (z) in paragraph (i) under "-- Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(d) in paragraph (i) under "-- Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge or reason to know that the certifications are incorrect.

     Payments of the proceeds from the sale of the Notes made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is (i) a United States person (including a foreign branch of a U.S. person), (ii) a controlled foreign corporation for U.S. tax purposes, (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50 percent of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, (iv) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (v) a U.S. branch of a foreign bank or a foreign insurance company, information reporting may apply to such payments. Payments of the proceeds from the sale of the Notes to or through the U.S. office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against a holder's U.S. federal income tax liability, provided the necessary information is furnished to the U.S. Internal Revenue Service.

     Interest on the Notes beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the U.S. Internal Revenue Service and furnished to such beneficial owner.

                                  UNDERWRITING

     Barclays Capital Inc., Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. are acting as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and the Corporation has agreed to sell to that underwriter, the principal amount of the Notes set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Barclays Capital Inc. ......................................    $240,000,000
Deutsche Bank Securities Inc. ..............................     240,000,000
Salomon Smith Barney Inc. ..................................     240,000,000
Banc of America Securities LLC..............................      16,000,000
Banc One Capital Markets, Inc. .............................      16,000,000
BNP Paribas Securities Corp. ...............................      16,000,000
J.P. Morgan Securities Inc. ................................      16,000,000
Scotia Capital (USA) Inc. ..................................      16,000,000
                                                                ------------
          Total.............................................    $800,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the Notes if they purchase any of the Notes.

     The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.250% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.150% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that the Corporation is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

                                                              PAID BY THE
                                                              CORPORATION
                                                              -----------
Per Note....................................................     0.425%

     The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

     The underwriters have agreed that they will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of each underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Corporation except as set forth in the underwriting agreement and the pricing agreement.

     The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). The underwriters have agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan unless an exemption from the registration requirements of the Securities and Exchange Law is available and they are in compliance with the other relevant laws, regulations and ministerial guidelines of Japan.

     The underwriters have represented and agreed that (1) they have not offered or sold and prior to the date six months after the date of issue of the Notes will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (2) they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by them in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (3) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to any Notes in, from or otherwise involving the United Kingdom.

     Although application has been made to list the Notes on the Luxembourg Stock Exchange, a listing may not be obtained. In addition, the Notes are a new issue of securities with no established trading market. The Corporation has been advised by the underwriters that they intend to make a market in the Notes, but that they are not obligated to do so and may discontinue such market-making at any time without notice.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     In connection with the offering, the representatives, on behalf of the underwriters, may over-allot or effect purchases and sales of the Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Such stabilizing, if any, shall be in compliance with all relevant laws and regulations.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase the Notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. However, there is no obligation on the part of the underwriters to do this. If the underwriters commence any of these transactions, they may discontinue them at any time.

     The Corporation estimates that its total expenses for this offering will be approximately $300,000.

     All but one of the underwriters have performed investment banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business. Robert E. Rubin, who is a member of the Office of the Chairman of Citigroup Inc., the parent company of Salomon Smith Barney Inc., also is a director of Ford Motor Company, the parent Company of Hertz. Richard A. Manoogian, a director of Bank One Corporation, an affiliate of Banc One Capital Markets, Inc., is also a director of Ford Motor Company.

     The Corporation has agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                        LISTING AND GENERAL INFORMATION

     1. Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Restated Certificate of Incorporation, as amended, and By-Laws of the Corporation and a legal notice (Notice Legale) relating to the issuance of the Notes will have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg), where these documents may be examined and copies may be obtained on request.

     2. Copies of the Restated Certificate of Incorporation, as amended, and By-Laws of the Corporation, annual, quarterly and current reports of the Corporation, the Indenture, the prospectus, the legal notice relating to the issuance of the Notes and the documents incorporated by reference in the prospectus supplement and the prospectus will be available free of charge at the office of the paying agent in Luxembourg during the term of the Notes and so long as any of the Notes are listed on the Luxembourg Stock Exchange. In addition, copies of these reports may be obtained at the Luxembourg paying and transfer agent's office.

     3. The following people comprise the management of The Hertz Corporation:
Frank A. Olson -- Chairman of the Board of Directors; Craig R. Koch -- President and Chief Executive Officer and Director; John M. Rintamaki -- Director of the Corporation and Chief of Staff and Secretary of Ford Motor Company; Brian J. Kennedy -- Executive Vice President, Sales and Marketing; Joseph R.
Nothwang -- Executive Vice President and President, Vehicle Rental and Leasing, The Americas and Pacific; Gerald A. Plescia -- Executive Vice President and President, Hertz Equipment Rental Corporation; Paul J. Siracusa -- Executive Vice President and Chief Financial Officer; Robert J. Bailey -- Senior Vice President, Quality Assurance and Administration; Harold E. Rolfe -- Senior Vice President, General Counsel and Secretary; Donald F. Steele -- Senior Vice President, Employee Relations; Charles L. Shafer -- Vice President and President, Hertz Europe Limited; Claude B. Burgess -- Vice President, Technology and e-Business; Richard J. Foti -- Controller; Robert H. Rillings -- Treasurer.
I. Martin Inglis, Group Vice President of Business Strategy of Ford Motor Company, is expected to become a member of the Board of Directors in the near future.

     4. The independent public accountants of the Corporation are PricewaterhouseCoopers LLP.

     5. The Notes will be issued pursuant to resolutions of the Board of Directors of the Corporation dated March 16, 2001, and a resolution of the Special Committee of the Board of Directors of the Corporation adopted on May 20, 2002.

     6. Save as disclosed in this prospectus supplement, the prospectus, and the documents incorporated by reference herein, there has been no material adverse change in the consolidated financial position of the Corporation since the date of the Corporation's last audited financial statements.

     7. Save as disclosed in this prospectus supplement, the prospectus, and the documents incorporated by reference herein, the Corporation is not involved in, and has no knowledge of any threat of, any litigation, administrative proceedings or arbitration which is or may be material in the context of the issue of the Notes.

     8. The Corporation was incorporated on April 19, 1967.

     9. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The common code assigned to the Notes is 014873422. The International Security Identification Number (ISIN) allocated to the Notes is US428040BS77. The CUSIP number is 428040 BS 7. Transactions will normally be effected for settlement not earlier than three days after the date of the transaction.

     10. On December 13, 2001, the Counsel of the European Union approved a provisional text for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states of the European Union ("Member States") will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments. The text of the directive is not yet final, and may be subject to further amendments and/or clarification.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated in this prospectus, and the Registration Statement of which this prospectus supplement forms a part, by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     REGISTERED OFFICES OF THE CORPORATION

                               225 Brae Boulevard
                       Park Ridge, New Jersey 07656-0713
                                 United States

                                    AUDITORS

                              Independent Auditors
                                 of Corporation
                           PRICEWATERHOUSECOOPERS LLP
                                400 Campus Drive
                                  P.O. Box 988
                         Florham Park, New Jersey 07932
                                 United States

                       LEGAL ADVISORS TO THE UNDERWRITERS

                           (As to United States Law)
                         SIDLEY AUSTIN BROWN & WOOD LLP
                                875 Third Avenue
                            New York, New York 10022
                                 United States

                                 LISTING AGENT

                       BANQUE GENERALE DU LUXEMBOURG S.A.
                            50 Avenue J. F. Kennedy
                               L-2951 Luxembourg

                                    TRUSTEE

                              THE BANK OF NEW YORK
                         Corporate Trust Administration
                       101 Barclay Street, Floor 21 West
                            New York, New York 10286
                                 United States

                    PAYING AND TRANSFER AGENT IN LUXEMBOURG

                       BANQUE GENERALE DU LUXEMBOURG S.A.
                            50 Avenue J. F. Kennedy
                               L-2951 Luxembourg

                                  [HERTZ LOGO]